                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 0)

                             BLUE RHINO CORPORATION
     -----------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock $.001 par value per share
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    095811105
     -----------------------------------------------------------------------
                                 (CUSIP Number)

     Donald W. Hughes                            John B. Watkins, Esquire
     Camden Partners, Inc.                       Wilmer, Cutler & Pickering
     One South Street                            100 Light Street
     Suite 2150                                  Baltimore, MD 21202
     Baltimore, MD 21202                         (410) 986-2800
     (410) 895-3800

     -----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                September 7, 2001
     -----------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



-----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------                                  ---------------------
CUSIP NO  095811105                                    Page 2 of 12 Pages
--------------------                                  ---------------------
----------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Camden Partners Strategic Fund II-A, L.P.  06-1589837
----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[_]
                                                                     (b)[x]
----------------------------------------------------------------------------
3        SEC USE ONLY
----------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [_]
         PURSUANT TO ITEMS 2(d) or 2(e)
----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------------------------------------------------------------
                        7       SOLE VOTING POWER 0

   NUMBER OF            ----------------------------------------------------
     SHARES             8       SHARED VOTING POWER 1,500,000
  BENEFICIALLY
    OWNED BY
      EACH              ----------------------------------------------------
   REPORTING            9       SOLE DISPOSITIVE POWER  0
    PERSON
     WITH

                        ----------------------------------------------------
                        10      SHARED DISPOSITIVE POWER 1,500,000

----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,500,000
----------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.9%
----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
----------------------------------------------------------------------------

                              SCHEDULE 13D

--------------------                                 --------------------
CUSIP NO  095811105                                    Page 3 of 12 Pages
--------------------                                 --------------------
-----------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Camden Partners Strategic Fund II-B, L.P.  06-1589834
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[_]
                                                                      (b)[x]
-----------------------------------------------------------------------------
3        SEC USE ONLY
-----------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [_]
         PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-----------------------------------------------------------------------------
                        8        SOLE VOTING POWER 0

   NUMBER OF            -----------------------------------------------------
     SHARES             8        SHARED VOTING POWER 1,500,000
  BENEFICIALLY
    OWNED BY
      EACH              -----------------------------------------------------
   REPORTING            9        SOLE DISPOSITIVE POWER  0
    PERSON
     WITH
                        -----------------------------------------------------
11     SHARED DISPOSITIVE POWER 1,500,000

-----------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,500,000

-----------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

-----------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       13.9%

-----------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON


       PN
----------------------------------------------------------------------------

                              SCHEDULE 13D

--------------------                                   --------------------
CUSIP NO  095811105                                     Page 4 of 12 Pages
--------------------                                   --------------------
---------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Strategic Associates, L.P. 52-1991689
---------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[_]
                                                                     (b)[x]
---------------------------------------------------------------------------
3        SEC USE ONLY
---------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
---------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [_]
         PURSUANT TO ITEMS 2(d) or 2(e)
---------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
---------------------------------------------------------------------------
                          9       SOLE VOTING POWER 0

   NUMBER OF             --------------------------------------------------
     SHARES               8       SHARED VOTING POWER 1,500,000
  BENEFICIALLY
    OWNED BY
      EACH               --------------------------------------------------
   REPORTING              9       SOLE DISPOSITIVE POWER  0
    PERSON
     WITH
                         --------------------------------------------------
                         12       SHARED DISPOSITIVE POWER 1,500,000

---------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,500,000

---------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

---------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.9%

---------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       PN
---------------------------------------------------------------------------

                                SCHEDULE 13D
--------------------                                 ----------------------
CUSIP NO  095811105                                    Page 5 of 12 Pages
--------------------                                 ----------------------
-----------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Cahill, Warnock Strategic Partners, L.P.  52-1970604
-----------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROU  P*           (a)[_]
                                                                     (b)[x]
-----------------------------------------------------------------------------
3      SEC USE ONLY
-----------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       AF
-----------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [_]
       PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-----------------------------------------------------------------------------
                        10       SOLE VOTING POWER 0

   NUMBER OF            -----------------------------------------------------
     SHARES              8       SHARED VOTING POWER 1,500,000
  BENEFICIALLY
    OWNED BY
      EACH              -----------------------------------------------------
   REPORTING             9       SOLE DISPOSITIVE POWER  0
    PERSON
     WITH

                        -----------------------------------------------------
                        13       SHARED DISPOSITIVE POWER 1,500,000

-----------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,500,000
-----------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

-----------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       13.9%
-----------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       PN
------- ---------------------------------------------------------------------

                               SCHEDULE 13D
--------------------                                    -------------------
CUSIP NO  095811105                                      Page 6 of 12 Pages
--------------------                                    -------------------
-----------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Camden Partners Strategic II, LLC  06-1589836
-----------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[_]
                                                                     (b)[x]
-----------------------------------------------------------------------------
3      SEC USE ONLY
-----------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       AF
-----------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [_]
       PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-----------------------------------------------------------------------------
                        11       SOLE VOTING POWER 0

   NUMBER OF            -----------------------------------------------------
     SHARES              8       SHARED VOTING POWER 1,500,000
  BENEFICIALLY
    OWNED BY
      EACH              -----------------------------------------------------
   REPORTING             9       SOLE DISPOSITIVE POWER  0
    PERSON
     WITH

                        -----------------------------------------------------
                        14       SHARED DISPOSITIVE POWER 1,500,000

-----------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,500,000
--------------------------------------------------------  -------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

-----------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       13.9%
-----------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       PN
-----------------------------------------------------------------------------

                                                              Page 7 of 12 pages

ITEM 1 SECURITY AND ISSUER

This statement relates to the Series A Preferred Stock, par value $.001 per share ("Preferred Stock"), of Blue Rhino Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 104 Cambridge Plaza Drive, Winston-Salem, NC 27104.

ITEM 2 IDENTITY AND BACKGROUND

This joint statement is filed by and on behalf of the following Reporting Persons signing this Schedule 13D and hereafter referred to as the "Reporting Persons": Camden Partners Strategic Fund II-A, L.P. ("Fund II-A"), Camden Partners Strategic Fund II-B, L.P. ("Fund II-B"), Camden Partners Strategic II, LLC ("Strategic II"), Strategic Associates, L.P. ("Strategic Associates") and Cahill, Warnock Strategic Partners, L.P. ("Strategic Partners"). The Reporting Persons have their principal offices and places of business at One South Street, Suite 2150, Baltimore, Maryland 21202.

The state of organization of each Reporting Person is Delaware. The principal business of Fund II-A, Fund II-B and Strategic Associates is to make private equity investments in micro-cap companies seeking capital for expansion or undergoing a restructuring of ownership. The principal business of Strategic II is to act as the sole general partner of Fund II-A and Fund II-B. The principal business of Strategic Partners is to act as the sole general partner of Strategic Associates.

During the last five years, none of the Reporting Persons, nor any of the executive officers and directors of the Reporting Person has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal (U.S.A.) or state securities laws or finding any violation with respect to such laws.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 7, 2000, the Reporting Persons purchased an aggregate of 1,500,000 shares of Series A Preferred Stock, par value $.001 per share, of the Issuer. The Issuer has not registered the Series A Preferred Stock pursuant to
Section 12 of the Exchange Act of 1934. On September 7, 2001, the Series A Preferred Stock became exercisable into common stock at an initial conversion price of $6.00 per share, which, based on the purchase price of the preferred stock, is currently convertible on a 1:1 basis. The Reporting Persons used an aggregate of approximately $9,000,000 to purchase the Issuer's Series A Preferred Stock. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holdings, trading or voting securities.

ITEM 4 PURPOSE OF TRANSACTION

The purpose of the acquisition of the Issuer's Series A Preferred Stock by the Reporting Persons was for investment, and the acquisitions of the Series A Preferred Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, Fund II-A, Fund II-B and Strategic Associates may dispose of or acquire additional securities of the Issuer.

Except for the provisions identified in Item 6, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the following actions specified in clauses (a) through (j) of Item 4 of Schedule 13D:

                                                              Page 8 of 12 pages

     (a) the acquisition by any Reporting Person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

(a) Fund II-A is the record owner of 1,373,520 shares of Series A Preferred Stock, Fund II-B is the record owner of 81,480 shares of Series A Preferred Stock and Strategic Associates is the record owner of 45,000 shares of Series A Preferred Stock. The Series A Preferred Stock is convertible at any time after September 7, 2001 into an equal number of shares of Common Stock. The Series A Preferred Stock may be convertible into a greater number of shares of Common Stock in the future, depending on the occurrence of certain events which are outlined in the Issuer's Certificate of Designation, Rights and Preferences of Series A Convertible Preferred Stock (the "Certificate").

     The limited partnership agreement for each of Fund II-A and Fund II-B provide that any securities that are acquired by both Fund II-A and Fund II-B shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments. Notwithstanding these provisions, there is no agreement between the two funds that provides the other with any right to enforce these provisions.

     Fund II-A and Fund II-B are the successor private equity funds to Strategic Associates. Although the general partner of Fund II-A and Fund II-B are different in name than the general partner of Strategic Associates, Strategic II and Strategic Partners have an identical group of individuals who make investment decisions for the Funds. Accordingly, the Funds may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended. Notwithstanding the foregoing, Strategic Associates, Fund II-A and Fund II-B each disclaim to be a member of a group.

                                                              Page 9 of 12 pages

     Because of their relationship as affiliated entities, the Funds may be deemed to own beneficially the Series A Preferred Stock of the Issuer held by the other Funds. As general partners of the Funds, Strategic II and Strategic Partners may be deemed to own beneficially the Series A Preferred Stock of the Issuer held by the Funds. The amounts reported as beneficially owned reflect the ownership levels if the Funds beneficially owned the shares of Series A Preferred Stock held by all Funds, and Strategic II and Strategic Partners held the shares of Series A Preferred Stock owned of record by the Funds.

     Each of the Reporting Persons may be deemed to own beneficially 13.9% of the Issuer's Common Stock, which percentage is calculated upon (i) 9,279,152 shares of the Issuer's Common Stock reported as outstanding by the Issuer in its Annual Report on Form 10-K, (ii) the number of shares of Common Stock held by Fund II-A, Fund II-B and Strategic Associates and (iii) the number of shares of Common Stock into which the Series A Preferred Stock would convert as of the date hereof.

(b)  Sole power to vote or direct the vote: 0 shares
     Shared power to vote or direct the vote: 1,500,000 shares
     Sole power to dispose or to direct the disposition: 0 shares
     Shared power to dispose or to direct the disposition: 1,500,000

(c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Issuer's capital stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of any shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The response in Item 5(a) describes the relationships among Fund II-A, Fund II-B, Strategic Associates, Strategic II and Strategic Partners.

     Pursuant to the terms of a certain stockholders agreement, dated as of October 25, 2000 (as amended, the "Stockholders Agreement"), by and among the Issuer, Fund II-A, Fund II-B and certain stockholders of the Company listed therein (including Billy D. Prim and Andrew J. Filipowski), the Issuer agreed to fix the size of its board of directors at nine directors and granted Fund II-A and Fund II-B the right to nominate, collectively, a single director to the board of directors of the Issuer. Pursuant to the terms of the Stockholders Agreement, the Stockholders agreed that, in the event that Prim or Filipowski seeks to sell at least twenty-five percent of the stock he then holds, Fund II-A and Fund II-B will have a right to sell a proportionate amount of stock to the same person

     Pursuant to the Certificate of Designation setting forth the rights, preferences and privileges of the Series A Preferred Stock, the Issuer has granted Fund II-A and Fund II-B the right to purchase a portion of certain new securities which the Company may, from time to time, propose to sell and issue.

     Pursuant to the terms of a certain registration rights agreement, dated as of October 25, 2000 (as amended, the "Registration Rights Agreement"), by and among the Issuer, Fund II-A and Fund II-B and the other investors named therein, the Issuer is required to register the Common Stock issuable upon conversion of the Series A Preferred Stock on or before September 7, 2001. If the Common Stock is not registered by the first anniversary, the Issuer is required to pay an annual dividend on the Series A Preferred Stock equal to 15% of $6.00. The Issuer also granted Fund II-A and Fund II-B "piggyback" registration rights with respect to certain shares of Common Stock.

                                                             Page 10 of 12 pages

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS


Exhibit 1     Joint Filing Agreement

Exhibit 2 Series A Preferred Stock Purchase Agreement dated as of September 7, 2000

Exhibit 3     Amended and Restated Stockholders Agreement dated as of October
              25, 2000

Exhibit 4 Amended and Resated Registration Rights Agreements dated as of October 25, 2000

Exhibit 5 Certificate of Designation, Rights and Preferences of Series A Convertible Preferred Stock

                                                             Page 11 of 12 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Strategic Associates, L.P.


                                   By: Cahill, Warnock Strategic Partners, L.P.,
                                         its general partner


                                         /s/ Donald W. Hughes
                                         ----------------------------------

                                         Name: Donald W. Hughes

                                         Title: General Partner


                                   Cahill, Warnock Strategic Partners, L.P.


                                   By: /s/ Donald W. Hughes
                                       ------------------------------------

                                   Name: Donald W. Hughes

                                   Title: General Partner


                                   Camden Partners Strategic Fund II-A, L.P.


                                   By: Camden Partners Strategic II, LLC, its
                                         general partner


                                         /s/ Donald W. Hughes
                                         ----------------------------------

                                         Name: Donald W. Hughes

                                         Title: Managing Member

                                                             Page 12 of 12 pages

                                     Camden Partners Strategic Fund II-B, L.P.


                                     By: Camden Partners Strategic II, LLC, its
                                           general partner


                                           /s/ Donald W. Hughes
                                           ----------------------------------

                                           Name: Donald W. Hughes

                                           Title: Managing Member


                                     Camden Partners Strategic II, LLC


                                     By: /s/ Donald W. Hughes
                                         ------------------------------------

                                     Name: Donald W. Hughes

                                     Title: Managing Member